UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
HALEON PLC
(Name of Issuer)
Ordinary Shares, nominal value £1.25 per share
American Depositary Shares, each representing two Ordinary Shares
(Title of Class of Securities)
405552100**
(CUSIP Number)
Margaret M. Madden, Esq.
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
(212) 733-2323
Copy to:
Jacob A. Kling, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 17, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**    This CUSIP applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares. No CUSIP has been assigned to the Ordinary Shares.

CUSIP NO. 405552100

1		NAMES OF REPORTING PERSONS Pfizer Inc. (“Pfizer” or the “Reporting Person”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,955,063,626 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,955,063,626 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,955,063,626 Ordinary Shares(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.0%(1)(2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)    Includes (1) 295,506,362 restricted American Depositary Shares held by Pfizer, representing 591,012,724 Ordinary Shares, nominal value £1.25 per share (“Ordinary Shares”), of Haleon plc (the “Issuer”), and (2) 2,364,050,902 Ordinary Shares held on behalf of Pfizer by Pfizer’s nominee. See Item 5.
(2)    Based upon 9,234,573,831 Ordinary Shares outstanding, as of July 17, 2022 following completion of the Pfizer Exchange (as defined below).

CUSIP NO. 405552100
Item 1. Security and Issuer.
This statement on Schedule 13D relates to the Ordinary Shares, nominal value £1.25 per share (the “Ordinary Shares”), of Haleon plc, a limited company incorporated under the laws of England and Wales (the “Issuer”), and the restricted American Depositary Shares (the “Restricted ADSs”), each representing two Ordinary Shares, issued pursuant to the Issuer’s restricted American Depositary Receipts facility with JPMorgan Chase Bank, N.A., as depositary (the “Depositary”). The Restricted ADSs are subject to restrictions on transfer under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered for sale, sold, pledged, distributed, transferred or otherwise disposed of except in conjunction with an effective registration statement for the securities under the Securities Act or pursuant to an exemption from or in a transaction not subject to the registration requirements of the Securities Act and state securities laws. The Ordinary Shares are listed on the main market for listed securities of the London Stock Exchange under the symbol “HLN.”

The Issuer also has an unrestricted American Depositary Receipts facility with the Depositary, under which unrestricted American Depositary Shares, each representing two Ordinary Shares, have been issued (the “Unrestricted ADSs”). The Unrestricted ADSs are listed on the New York Stock Exchange under the symbol “HLN.”

The Reporting Person (as defined herein) beneficially owns only Ordinary Shares and Restricted ADSs and does not beneficially own any Unrestricted ADSs.

The Issuer’s principal executive office is located at Building 5, First Floor, The Heights, Weybridge, Surrey, KT13 0NY.
Item 2. Identity and Background.
(a) - (c) This Schedule 13D is being filed by Pfizer Inc., a Delaware corporation (“Pfizer” or the “Reporting Person”). The principal business address of Pfizer is 235 E. 42nd Street, New York, NY 10017. Pfizer is a research-based, global biopharmaceutical company.
Set forth on Schedule I hereto, which is incorporated herein by reference, is the name, business address and principal occupation or employment and citizenship of each of the Reporting Person’s directors and executive officers.
(d) - (e) During the last five years, neither the Reporting Person nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The jurisdiction of organization of the Reporting Person is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.
Item 3. Source and Amount of Funds or Other Consideration.
On July 31, 2019, Pfizer completed a transaction with GSK plc (“GSK”) to combine substantially all of GSK’s and Pfizer’s consumer healthcare businesses in a joint venture, with a subsidiary of GSK holding 68% and a subsidiary of Pfizer holding 32% of the capital of the joint venture entity, GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited (“CH JVCo”). On June 23, 2021, GSK announced its intention to effect the separation of its consumer healthcare business from GSK by way of a demerger of at least 80% of GSK’s 68% holding in its consumer healthcare business to GSK’s shareholders (the “Demerger”), which Demerger was completed on July 15, 2022.

On July 17, 2022, Pfizer transferred its entire holding in its then-wholly owned subsidiary through which it held its interest in CH JVCo to the Issuer in exchange for the issuance of: (i) 2,364,050,902 Ordinary Shares and 25 million

CUSIP NO. 405552100
non-voting preference shares, nominal value £1 per share (the “Non-Voting Preference Shares”), and (ii) 591,012,724 Ordinary Shares represented by Restricted ADSs (such exchange, the “Pfizer Share Exchange”). On July 17, 2022, following the Pfizer Share Exchange, Pfizer sold its entire holding in the Non-Voting Preference Shares to a third party investor with completion of such sale having occurred on July 18, 2022.

Item 4. Purpose of Transaction
The responses to Item 3 and Item 6 of this Schedule 13D are incorporated by reference herein.
The Reporting Person acquired the Ordinary Shares and Restricted ADSs for investment purposes. As previously announced, Pfizer intends to exit its position in the Issuer in a disciplined fashion, with an objective of maximizing value for Pfizer shareholders, subject to the terms of the Lock-up Deed and the Orderly Marketing Agreement (each as described in Item 6 below). The Reporting Person expects to review from time to time its investment in the Issuer and, depending on its applicable legal, regulatory and contractual obligations (including as described in Item 6 below), the Issuer’s financial position, business prospects and investment strategy, other business opportunities available to such Reporting Person and developments with respect to the business of such Reporting Person, and prevailing market, economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, among other things: (i) selling all or a portion of the Ordinary Shares, Restricted ADSs or other securities of the Issuer now or hereafter beneficially owned by it; (ii) subject to the Reporting Person’s standstill obligations under the Pfizer Relationship Agreement (as described in Item 6 below), purchasing additional Ordinary Shares, Restricted ADSs or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise or (iii) changing its intention with respect to any and all matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.
Bryan Supran, Senior Vice President and Deputy General Counsel of Pfizer, and John Young, former Senior Advisor to the CEO and former Chief Business Officer of Pfizer, serve as directors on the Issuer’s board of directors (the “Board”). Consistent with its investment intent, the Reporting Person may, including through Mr. Supran or Mr. Young, engage in communications with, without limitation, one or more other members of the Board, one or more officers of the Issuer, one or more shareholders of the Issuer, or other third parties, regarding the Issuer, including but not limited to its operations, governance, business, strategy or control, or plans or proposals which relate to or could result any of the matters listed in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.
Except as set forth above, the Reporting Person currently has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer.
(a)-(b) As of the date of this Schedule 13D, Pfizer is the beneficial owner of 2,955,063,626 Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs), which represents approximately 32% of the Issuer’s outstanding Ordinary Shares. Pfizer’s beneficial ownership is composed of (i) 295,506,362 Restricted ADSs held by Pfizer, representing 591,012,724 Ordinary Shares, issued under a restricted American Depositary Receipts facility with the Depositary, and (ii) 2,364,050,902 Ordinary Shares held on behalf of Pfizer by Pfizer’s nominee. The beneficial ownership percentage reported herein was calculated based on 9,234,573,831 Ordinary Shares outstanding as of July 17, 2022, following completion of the Pfizer Share Exchange.
The number of Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs) as to which the Reporting Person has the sole power to vote or direct the vote is 2,955,063,626. The number of Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs) as to which the Reporting Person shares the power to vote or direct the vote is zero. The number of Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs) as to which the Reporting Person has the sole power to dispose or direct the disposition is 2,955,063,626. The number

CUSIP NO. 405552100
of Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs) as to which the Reporting Person shares the power to dispose or direct the disposition is zero.
By virtue of the Orderly Marketing Agreement and Lock-Up Deed (each as described in Item 6 below), the Reporting Person, GSK and certain Scottish limited partnerships controlled by GSK (the “SLPs”) may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Based on information contained in the GSK Filing (as defined below), the “group” may collectively be deemed to beneficially own an aggregate of 4,150,383,736 Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs and Unrestricted ADSs), which represents approximately 44.9% of the Issuer’s outstanding Ordinary Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person, GSK and the SLPs are members of any such group. Pursuant to Rule 13d-4 under the Act, the Reporting Person expressly disclaims beneficial ownership of any securities of the Issuer held by GSK and the SLPs, and nothing herein shall be deemed an admission by the Reporting Person as to the beneficial ownership of any such securities. GSK has filed a separate statement of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing the required information for itself and the SLPs (the “GSK Filing”). The Reporting Person assumes no responsibility for the information contained in any filings by any other person, including the GSK Filing. Except as disclosed herein, this Schedule 13D does not reflect any Ordinary Shares, Restricted ADSs or Unrestricted ADSs beneficially owned by GSK or the SLPs.
(c) The response to Item 3 of this Schedule 13D is incorporated by reference herein. Except as described herein, Pfizer has not acquired or disposed of any Ordinary Shares, Restricted ADSs, Unrestricted ADSs or other securities of the Issuer during the past 60 days.
(d) Pfizer knows of no other person having the right to receive the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares, Restricted ADSs, Unrestricted ADSs and other securities of the Issuer reported in this Schedule 13D.
(e) Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein.
Pfizer Relationship Agreement
The Pfizer Relationship Agreement between the Issuer and Pfizer was entered into on June 1, 2022 (the “Pfizer Relationship Agreement”). The principal purpose of the Pfizer Relationship Agreement is to regulate the continuing relationship between the Issuer and Pfizer after admission of the Ordinary Shares to the premium listing segment of the Official List of the Financial Conduct Authority of the UK and to trading on the London Stock Exchange’s main market for listed securities. Among other things, the Pfizer Relationship Agreement provides that Pfizer is granted the right to nominate two persons to be appointed to the Board as representative directors for so long as it and its affiliates together continue to hold 20% or more of the Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs or Unrestricted ADSs) in issue and a right to nominate one person to be appointed to the Board as a representative director for so long as it and its affiliates together continue to hold less than 20% but at least 10% of the Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs or Unrestricted ADSs) in issue. Pfizer is subject to customary standstill provisions, subject to certain exceptions, and the Pfizer Relationship Agreement imposes certain obligations on the Issuer in connection with seeking shareholder authority to carry out share repurchases to ensure that no such repurchases result in a requirement for Pfizer to make a general offer for Ordinary Shares in accordance with Rule 9 of the City Code on Takeovers and Mergers (provided that Pfizer has not itself entered into any disqualifying transactions). The Pfizer Relationship Agreement will terminate on the date that Pfizer and its affiliates cease to hold at least ten percent (10%) of the Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of Restricted ADSs or Unrestricted ADSs) in issue.

CUSIP NO. 405552100
Pfizer Exchange Agreement
On June 1, 2022, Pfizer, Anacor Pharmaceuticals, Inc., a wholly owned subsidiary of Pfizer (“Anacor”) and the Issuer entered into an exchange agreement (the “Pfizer Exchange Agreement”) pursuant to which, on July 17, 2022, Pfizer completed the Pfizer Share Exchange. The Pfizer Share Exchange was conditional on the completion of the Demerger.
Separation Co-operation and Implementation Agreement
On June 1, 2022, GSK, Pfizer and the Issuer, among others, entered into a Separation Co-operation and Implementation Agreement. The Separation Co-operation and Implementation Agreement details certain actions to be taken and arrangements to be implemented to effect completion of, or which otherwise relate to, the completion of the Demerger and the separation of the consumer healthcare business. The Separation Co-operation and Implementation Agreement records the obligations of the parties relating to such matters and contains certain terms on which relations between the parties are governed following the completion of the Demerger.
Lock-Up Deed
In connection with the Demerger, Pfizer entered into a lock-up deed (the “Lock-Up Deed”), with GSK and the SLPs, Citigroup Global Markets Limited (“Citi”) and Morgan Stanley & Co. International plc (“Morgan Stanley”). Pursuant to the Lock-Up Deed, Pfizer has agreed not to offer, sell, lend, pledge or engage in any other disposal of Ordinary Shares, Restricted ADSs or Unrestricted ADSs (and has agreed to procure that each member of its corporate group likewise abides by the same restrictions) for a period commencing on the completion of the Pfizer Share Exchange and ending on the day after the earlier of: (i) November 10, 2022; and (ii) the date of the first announcement by the Issuer of a quarterly trading update for quarterly period ending after June 30, 2022. The Lock-Up Deed provides that the lock-up may be released during such period (which shall apply pro rata to Pfizer, on the one hand, and GSK (together with the SLPs), on the other hand, in accordance with their relative ownership interests in the Issuer as of the date of the release) upon the mutual written agreement of Citi and Morgan Stanley.
Orderly Marketing Agreement
On June 1, 2022, GSK, Pfizer, and the SLPs entered into the Orderly Marketing Agreement. The principal purpose of the Orderly Marketing Agreement is to regulate sales of Ordinary Shares, Restricted ADSs, Unrestricted ADSs and other securities of the Issuer by the parties after listing, including ensuring that, where one party proposes to sell Ordinary Shares, the other parties have the opportunity to participate in any such sale, subject to certain exceptions.
Registration Rights Agreement
On June 1, 2022, the Issuer, Pfizer, GSK and the SLPs (the “Holders”) entered into a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement provides for certain demand and piggyback registration rights to the Holders. Pursuant to the demand registration rights the Issuer shall, no later than 60 calendar days after the Demerger, file with the SEC a shelf registration statement covering the resale under the Act of all registrable securities and shall use its reasonable best efforts to have such shelf registration statement declared effective no later than the earlier of: (i) 90 calendar days following the Demerger if the SEC elects to “review” the shelf registration statement; and (ii) 10 business days after Issuer is notified by the SEC that such shelf registration statement will not be “reviewed” or will not be subject to further review. Additionally, pursuant to the piggyback registration right, if the Issuer registers any of its equity securities for its own account or for the account of any other shareholder under the Securities Act, the Issuer shall give written notice of its intention to do so to each of the Holders of record of registrable securities. Upon the written request from a Holder, the Issuer shall, subject to certain limitations, use its reasonable best efforts to cause such Holder’s registrable securities to be registered under the Securities Act.

The foregoing descriptions of the agreements in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the actual terms of such agreements, which are filed as exhibits to this Schedule 13D and are incorporated by reference herein.

CUSIP NO. 405552100

Item 7.  Material to Be Filed as Exhibits.

99.1	Pfizer Relationship Agreement, dated as of June 1, 2022, by and between the Issuer and Pfizer (incorporated by reference to Exhibit 4.13 of the Issuer’s Form 20-F filed with the SEC on June 1, 2022).
99.2	Exchange Agreement, dated as of June 1, 2022, by and among Pfizer, Anacor and the Issuer (incorporated by reference to Exhibit 4.12 of the Issuer’s Form 20-F filed with the SEC on June 1, 2022)
99.3	Separation Co-Operation and Implementation Agreement, dated as of June 1, 2022, by and among GSK, Pfizer, the Issuer, GlaxoSmithKline Consumer Healthcare Holdings (No.2) Limited, GlaxoSmithKline Consumer Healthcare Holdings Limited, Anacor and PF Consumer Healthcare Holdings LLC (incorporated by reference to Exhibit 4.9 of the Issuer’s Form 20-F filed with the SEC on June 1, 2022). Certain confidential information contained in this exhibit has been omitted from this exhibit because it is both (i) not material and (ii) would likely cause competitive harm to the Issuer if publicly disclosed.
99.4	Lock-Up Deed, dated as of June 1, 2022, by and among GSK, Pfizer, the SLPs, Citigroup Global Markets Limited and Morgan Stanley & Co. International plc.*
99.5	Orderly Marketing Agreement, dated as of June 1, 2022, by and among GSK, Pfizer and the SLPs.*
99.6	Registration Rights Agreement dated as of June 1, 2022 between the Issuer, Pfizer, GSK and the SLPs (incorporated by reference to Exhibit 4.15 to the Issuer’s Form 20-F filed with the SEC on June 1, 2022).
*Filed herewith

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 27, 2022

PFIZER INC.

By:    /s/ Susan Grant
Name:  Susan Grant
Title:    Assistant Secretary

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Schedule I
Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of Pfizer
The business address of each director and executive officer is c/o Pfizer Inc., 235 E. 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Albert Bourla, DVM, Ph.D. Chairman and Chief Executive Officer	Chairman and Chief Executive Officer, Pfizer.
Ronald E. Blaylock Independent Director	Founder, Managing Partner of GenNx360 Capital Partners.
Susan Desmond-Hellmann, M.D., M.P.H. Independent Director	Former Chief Executive Officer of the Bill & Melinda Gates Medical Research Institute.
Joseph J. Echevarria Independent Director	Retired Chief Executive Officer of Deloitte LLP.
Scott Gottlieb, M.D. Independent Director	Special Partner, New Enterprise Associates, Inc.’s Healthcare Investment Team and Resident Fellow of the American Enterprise Institute
Helen H. Hobbs, M.D. Independent Director
Investigator of the Howard Hughes Medical Institute
Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center.

Susan Hockfield, Ph.D. Independent Director	Professor of Neuroscience and President Emerita, Massachusetts Institute of Technology.
Dan R. Littman, M.D., Ph.D. Independent Director	Helen L. and Martin S. Kimmel Professor of Molecular Immunology at the Skirball Institute of Biomolecular Medicine of NYU Langone Medical Center. Investigator of the Howard Hughes Medical Institute
Shantanu Narayen Lead Independent Director	Chairman and Chief Executive Officer of Adobe Inc.
Suzanne Nora Johnson Independent Director	Retired Vice Chairman, Goldman Sachs Group, Inc.
James Quincey Independent Director	Chairman and Chief Executive Officer, The Coca-Cola Company. Country of citizenship is United Kingdom.
James C. Smith Independent Director	Retired President and Chief Executive Officer of Thomson Reuters Corporation.
William R. Carapezzi Executive Vice President, Global Business Services and Transformation	Executive Vice President, Global Business Services and Transformation, Pfizer.
Schedule I - 1

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David M. Denton Chief Financial Officer, Executive Vice President	Chief Financial Officer, Executive Vice President, Pfizer.
Mikael Dolsten, M.D., Ph.D. Chief Scientific Officer and President, Worldwide Research, Development and Medical	Chief Scientific Officer and President, Worldwide Research, Development and Medical, Pfizer.
Lidia Fonseca Chief Digital and Technology Officer, Executive Vice President	Chief Digital and Technology Officer, Executive Vice President, Pfizer.
Angela Hwang Group President, Pfizer Biopharmaceuticals Group	Group President, Pfizer Biopharmaceuticals Group, Pfizer.
Rady Johnson Chief Compliance, Quality and Risk Officer, Executive Vice President	Chief Compliance, Quality and Risk Officer, Executive Vice President, Pfizer.
Douglas M. Lankler General Counsel, Executive Vice President	General Counsel, Executive Vice President, Pfizer.
Aamir Malik Chief Business Innovation Officer, Executive Vice President	Chief Business Innovation Officer, Executive Vice President, Pfizer.
Michael McDermott Chief Global Supply Officer, Executive Vice President	Chief Global Supply Officer, Executive Vice President, Pfizer
William Pao, M.D., Ph.D. Chief Development Officer, Executive Vice President	Chief Development Officer, Executive Vice President, Pfizer.
Payal Sahni Becher Chief People Experience Officer, Executive Vice President	Chief People Experience Officer, Executive Vice President, Pfizer.
Sally Susman Chief Corporate Affairs Officer, Executive Vice President	Chief Corporate Affairs Officer, Executive Vice President Pfizer.

Schedule I - 2